SEC 2270 (02-02)
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                                 UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                               Washington, DC 20549



                                     FORM 5

              ANNUAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                 UNITED STATES
-----------------------                                -------------------------
         FORM 5             SECURITIES AND EXCHANGE          OMB APPROVAL
-----------------------
                                   EXCHANGE            OMB Number:
                                  COMMISSION           3235-0362
-----------------------
Check box if no longer       Washington, D.C. 20549    Expires: January 31, 2005
subject to Section 16.
Form 4 or Form 5              ANNUAL STATEMENT OF      Estimated average burden
obligations may continue.     CHANGES BENEFICIAL       hours per response . 1.0
See Instruction 1 (b).             OWNERSHIP
                                                       -------------------------
                           Filed pursuant to Section
Form 3 Holdings             16(a) of the Securities
Reported                     Exchange Act of 1934,
                              Section 17(a) of the
Form 4 Transactions          Public Utility Holding
Reported                     Company Act of 1935 or
-----------------------
                              Section 30(f) of the
                             Investment Company Act
                                      of 1940

1.   Name and Address of Reporting Person*

     Tianjin Teda Yu Cheng Group Co. Ltd.
     ___________________________________________________________________________
     (Last)          (First)          (Middle)

     37 Yueyang Street
     ___________________________________________________________________________
     (Street)

     Heping District, Tianjin, China 300051
     ___________________________________________________________________________
     (City)          (State)          (Zip)


2.   Issuer Name and Ticker or Trading Symbol

     Digital Village World Technologies Inc. (DVWT)

3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


4.   Statement for Month/Year

     December 2001

5.   If Amendment, Date of Original (Month/Year)



6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

         Director                            X   10% Owner
         Officer (give title below)              Other (specify below)

         __________________________


7.   Individual or Joint/Group Reporting (Check Applicable Line)

     X   Form filed by One Reporting Person

         Form filed by More than One Reporting Person


Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
--------------------------------------------------------------------------------


1.   Title of Security
     (Instr. 3)

     Common Stock

2.   Transaction Date
     (Month/Day/Year)


3.   Transaction Code
     (Instr. 8)

4.   Securities Acquired (A) or Disposed of (D)
     (Instr. 3, 4 and 5)

     Amount                (A) or (D)               Price
     --------------        --------------------     -----------------



5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4)

     6,000,000

6.   Ownership Form: Direct (D) or Indirect (I)
     (Instr. 4)

     Direct

7.   Nature of Indirect Beneficial Ownership
     (Instr. 4)




Table II - Derivative Securities Acquire, Disposed of, or Beneficially Owned
----------------------------------------------------------------------------
         (e.g., puts calls warrants options, convertible securities)
         -----------------------------------------------------------


1.   Title of Derivative Security
     (Instr.3)



2.   Conversion or Exercise Price of Derivative Security



3.   Transaction Date
     (Month/Day/Year)



4.   Transaction Code
     (Instr. 8)

     Code                        V
     --------------              -------


5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

     (A)                         (D)
     --------                    --------



6.   Date of Exercisable and Expiration Date
     (Month/Day/Year)

     Date Exercisable             Expiration Date             Title
     -------------------------    ----------------------      ------------



7.   Title and Amount of Underlying Securities
     (Instr. 3 and 4)

     Title                        Amount or Number of Shares
     ----------------             -------------------------------------



8.   Price of Derivative Security
     (Instr. 5)



9.   Number of Derivative Securities Beneficially Owned at End of Year
     (Instr. 4)



10.  Ownership Form of Derivative Security: Direct (D) or Indirect (I)
     (Instr. 4)



11.  Nature of Indirect Beneficial Ownership
     (Instr. 4)

Explanation of Responses:






By: /s/ Tianjin Teda Yu Cheng Group Co. Ltd.  March 1, 2002
______________________________________        __________________________________
    **Signature of Reporting Person           Date


Reminder:
    * If the form is filed by more than one reporting person, see Instruction 4(b)(v).
    ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.